APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

GREAT ROAD EQUITY PARTNERS
Balance Sheet - unaudited
For the period ended 9/19/20

	Current Period	Current Period
	8-Jul-20	10-Oct-20
ASSETS		
Current Assets:		
Cash	$ -	$ 65,500.00
Petty Cash	-	-
Accounts Receivables	-	-
Property Inventory	-	$457,000.00
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	-	$522,500.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ -	$522,500.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ 9,318.00
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		9,318.00
Long-Term Liabilities:				
Notes Payable		-		$44,510.00
Mortgage Payable		-		$329,600.00
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		374,110.00
EQUITY				
Capital Stock/Partner's Equity		-		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		-		-
TOTAL LIABILITIES & EQUITY	$	-	$	383,428.00
Balance Sheet Check		-		$139,072.00

I, Daniel Millen, certify that:

1. The financial statements of Great Road Equity Partners, Inc included in this Form are true and complete in all material respects; and
2. The tax return information of Great Road Equity Partners, Inc has not been included in this Form as Great Road Equity Partners, Inc was formed on 07/08/2020 and has not filed a tax return to date.

Signature   *Daniel Millen*

Name: Daniel Millen

Title: Partner